Exhibit (a)(9)

FOR IMMEDIATE RELEASE

Contact:          Denise Bernstein
                           Lehigh Tax Credit Partners III L.L.C.
                           1-800-600-6422 (ext. 2030)


                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER


                  NEW YORK, NEW YORK (December 8, 1998) -- LEHIGH TAX CREDIT PARTNERS III L.L.C. (the "Purchaser") has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. III (the "Partnership") for $750 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 24, 1998. The purchase price will remain $750 per BAC. As of the close of business on December 7, 1998, 3,752.28 BACs had been tendered to the Purchaser and not withdrawn.

                  For additional information, contact Denise Bernstein at 1-800-600-6422.